UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

GARRISON CAPITAL INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

366554 103
(CUSIP Number)

Steven Stuart
c/o Garrison Investment Group LP
1290 Avenue of the Americas, Suite 914
New York, NY 10104
(212) 372-9500

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366554 103
1	NAMES OF REPORTING PERSONS Steven Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 814,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 6 (“Amendment No. 6”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2013 (as amended on May 8, 2014, June 13, 2014, July 23, 2014, August 19, 2014, and March 26, 2015, the “Schedule 13D”), by Mr. Steven Stuart.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 6 is filed by Mr. Steven Stuart in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 6 relates to the Common Shares of Garrison Capital Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 2.	Identity and Background.

(b)    The business address of Mr. Stuart is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

(c)    Mr. Stuart is a control person of Garrison Investment Group LP (“Garrison Investment Group”).  The address of the principal executive offices of Garrison Investment Group and the Issuer is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 5.	Interest in Securities of the Issuer.

Immediately following the transactions described herein, Mr. Stuart may be deemed to be the beneficial owner of 814,382 shares of Common Stock, representing 4.9% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 16,758,779 shares of Common Stock issued and outstanding as of May 8, 2015.

On May 8, 2015, Garrison Capital Fairchild I Ltd. and Garrison Capital Fairchild II Ltd. sold 73,870 and 126,130 shares of Common Stock, respectively, at a price of $14.83 per share. Mr. Stuart has no pecuniary interest in the shares of Common Stock sold by these entities.

Mr. Stuart indirectly beneficially owns 67,602 shares of Common Stock through investments in Garrison Capital Advisers Holdings MM LLC, which directly owns 67,602 shares of Common Stock. Due to his control and ownership interest in Garrison Capital Advisers Holdings MM LLC, Mr. Stuart may be viewed as having shared voting power and shared dispositive power over all of the 67,602 shares of Common Stock owned directly by Garrison Capital Advisers Holdings MM LLC.

Mr. Stuart is a control person of Garrison Investment Group and its affiliates.  Garrison Investment Group or one of its affiliates serves as investment adviser, directly or indirectly, to GSOF 2014 LLC, GSOF-SP 2014 LLC, GSOF-SP II 2014 LLC, GCOH SubCo 2014-2 LLC, Garrison Capital Fairchild I Ltd. and Garrison Capital Fairchild II Ltd., which directly own 7,750, 4,079, 1,261, 11,382, 266,931 and 455,777 shares of Common Stock, respectively, after the transactions described above. After the transactions described above, Garrison Investment Group’s beneficial ownership of 747,180 shares of Common Stock is comprised of its indirect beneficial ownership of the 747,180 shares of Common Stock owned directly by such entities. Each entity received shares of Common Stock in exchange for the limited liability company interests each entity owned in Garrison Capital LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on October 9, 2012. Garrison Investment Group and its affiliates may be viewed as having shared dispositive power over all of the 747,180 shares of Common Stock owned directly by such entities, although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Mr. Stuart disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2015

By:	/s/ Steven Stuart
	Name:	Steven Stuart